Filed pursuant to Rule 424(b)(3)
Registration No. 333-239940
PROSPECTUS SUPPLEMENT NO. 22
(to Prospectus dated July 27, 2020)

Nikola Corporation

Up to 249,843,711 Shares of Common Stock

This prospectus supplement supplements the prospectus dated July 27, 2020 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-239940). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on February 24, 2022 (the “Current Report”), other than the information included in Item 2.02, Exhibit 99.1, and Exhibit 99.2, which was furnished and not filed with the Securities and Exchange Commission. Accordingly, we have attached the Current Report to this prospectus supplement.
The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus or their donees, pledgees, transferees or other successors in interest (the “Selling Securityholders”) of up to 249,843,711 shares of our common stock, $0.0001 par value per share (“Common Stock”), which includes (i) up to 6,640,000 shares held by certain persons and entities (the “Original Holders”) holding shares of Common Stock initially purchased by VectoIQ Holdings, LLC (the “Sponsor”) and Cowen Investments II, LLC (“Cowen Investments” and, together with the Sponsor, the “Founders”) in a private placement in connection with the initial public offering of VectoIQ Acquisition Corp. and (ii) 243,203,711 shares held by certain affiliates of the Company. We are registering the shares for resale pursuant to such stockholders’ registration rights under a Registration Rights and Lock-Up Agreement between us and such stockholders, which in addition to such registration rights, also provides for certain transfer and lock-up restrictions on such shares.
Our Common Stock is listed on the Nasdaq Global Select Market under the symbol “NKLA”. On February 23, 2022, the closing price of our Common Stock was $6.83.
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before buying our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is February 24, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): February 17, 2022
Nikola Corporation
(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation)	001-38495 (Commission File Number)	82-4151153 (I.R.S. Employer Identification No.)
    4141 E Broadway Road
    Phoenix, AZ    85040
    (Address of principal executive offices)    (Zip Code)

(480) 666-1038
(Registrant’s telephone number,
including area code)

N/A
(Former name or former address, if changed since last report.)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value per share	NKLA	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b–2 of the Securities Exchange Act of 1934 (§240.12b–2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.
On February 24, 2022, Nikola Corporation (the “Company”) issued a press release announcing its results of operations for its fiscal quarter and year ended December 31, 2021. A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated into this Item 2.02 by reference. In addition, the Company posted a copy of the press release on its website, which includes images. A copy of the press release with images is furnished herewith as Exhibit 99.2 and is incorporated into this Item 2.02 by reference.
The information in Item 2.02 of this Current Report on Form 8-K, including Exhibit 99.1 and Exhibit 99.2, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section, and shall not be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth be specific reference in such a filing.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On February 17, 2022, the board of directors of the Company (the “Board”) appointed Lynn Forester de Rothschild to serve as a member of the Board as well as a member of the Nominating and Corporate Governance Committee, effective immediately. Ms. de Rothschild will stand for re-election at the Company’s 2023 annual meeting of stockholders. In connection with her appointment to the Board, Ms. de Rothschild will enter into the Company's standard form of indemnification agreement.

Ms. de Rothschild will receive compensation for her service as a non-employee director, as described under the heading “Election of Directors—Director Compensation” of the Company’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 19, 2021.

Ms. De Rothschild has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Also on February 17, 2022, Jeffrey W. Ubben, a member of the Board, resigned from the Board, including all committees thereof, effective immediately.

As previously announced, the Company appointed Michael Lohscheller to serve as President of Nikola Motor, effective as of April 4, 2022.
Michael Lohscheller, age 53, served as the Global Chief Executive Officer of VinFast LLC, a private automotive manufacturer, from September 2021 to December 2021. Prior to that, from June 2017 to August 2021, Mr. Lohscheller served as Chief Executive Officer and board member at Group PSA of Opel Automobile GmbH, a German automobile manufacturer, and from September 2012 to June 2017, as Chief Financial Officer of Opel Group, General Motors Europe. Mr. Lohscheller served in various capacities at Volkswagen Group of America, a German automobile company, including as Chief Financial Officer from January 2008 to August 2012, and as Director of Group Marketing from 2004 to 2007. From 2001 to 2004, Mr. Lohscheller served as the Chief Financial Officer of Mitsubishi Motors Europe, a Japanese automotive manufacturer. Mr. Lohscheller holds a master’s degree in marketing management from Brunel University and a bachelor’s degree in business administration from Osnabrück University of Applied Sciences. In connection with his appointment, Mr. Lohscheller will enter into the Company’s standard form of indemnification agreement.

On February 3, 2022, Michael Lohscheller entered into an Executive Employment Arrangement with the Company (the “Agreement”) to serve as President of Nikola Motor. Mr. Lohscheller’s employment will continue until terminated in accordance with the terms of the Agreement. Pursuant to the Agreement, Mr. Lohscheller’s annual base salary is $1. The Agreement provides that Mr. Lohscheller is eligible to participate in the Company’s health and welfare benefit plans maintained for the benefit of Company employees. Mr. Lohscheller has declined to participate in any annual cash bonus program, without regard to his eligibility for any such program. Subject to Board approval, Mr. Lohscheller is eligible to receive an annual time-vested stock award consisting of restricted stock units for shares of common stock having a value on the date of grant of not less than $3,100,000, subject to continued employment during a three-year cliff vesting schedule, and a performance-based stock award consisting of 949,026 restricted stock units which can be earned upon the achievement of pre-established share price milestones, subject to continued employment during a performance period that ends on June 3, 2023. Mr. Lohscheller’s Agreement contains customary confidentiality and intellectual property assignment provisions.

Pursuant to the Agreement, in the event of an Involuntary Termination (as defined in the Agreement) and subject to the delivery of an effective release of claims following sixty days from the termination of employment (the “Termination Date”), Mr. Lohscheller will be entitled to receive: (1) a lump sum cash payment equal to $1,050,000, less applicable withholding taxes; (2) a lump sum cash payment equal to 18 months of COBRA benefits coverage, less applicable withholding taxes; (3) the acceleration in full of all unvested equity and equity-based awards, other than Mr. Lohscheller’s performance-based award (and the post-termination exercise period for unexercised stock options will be extended to three years following his Termination Date); and (4) following certification by the Board, Mr. Lohscheller’s performance-based award will vest in an amount based upon the stock price milestones achieved prior to his Termination Date, pro-rated for the length of his employment during the performance period.

Mr. Lohscheller has no family relationships with any of the Company’s directors or executive officers, and he has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Item 9.01 Financial Statements and Exhibits.

(d)    Exhibits.

Exhibit No.	Description
10.1#	Executive Employment Arrangement by and between Nikola Corporation and Michael Lohscheller, dated February 3, 2022.
99.1	Press release issued by the Company, dated February 24, 2022.
99.2	Press Release (with images) posted to the Company's website dated February 24, 2022.
104	Cover Page Interactive Data File (formatted as Inline XBRL).

#	Indicates management contract or compensatory plan or arrangement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NIKOLA CORPORATION

Date: February 24, 2022	By:	/s/ Kim J. Brady
Kim J. Brady
Chief Financial Officer